UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

December 27, 2005

BLUE SQUARE - ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha'ayin 48092, Israel

Indicateby check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

Contact:
Blue Square-Israel Ltd.
Iris Penso
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498

Email: irisp@BSI.co.il

Blue Square Announces Establishment of a Joint Customer Club together with the Dor Alon Group and Acquisition of Shares of Diners Club Israel Ltd.

ROSH HAAYIN, Israel, December 27, 2005- Following up on its announcement dated November 29, 2005, Blue Square-Israel Ltd. (NYSE: BSI) (“Blue Square”) announced today that the Audit Committee and the Board of Directors of Blue Square approved the following agreements:

—	an agreement between Blue Square and Dor Alon Energy (1988) Ltd. (“Dor Alon”), on one hand, and Credit Cards for Israel Ltd. (“CAL”) and Diners Club Israel Ltd. (“Diners Israel”), on the other hand, regarding the acquisition of shares of Diners Israel.
—	an agreement with Dor Alon Energy (1988) Ltd. regarding the establishment of a joint customer club (the “Club”).
—	agreements with Dor Alon and Diners Israel regarding the offering of credit cards issued by Diners Israel to members of the Club and various ancillary arrangements.

These agreements are subject to the approval of the shareholders of Blue Square, and, to the extent required, the authorized bodies of Dor Alon, CAL and Israel Discount Bank Ltd. The consummation of certain of the transactions contemplated by these agreements are conditioned upon the receipt of certain regulatory approvals and third party consents.

Blue Square-Israel Ltd is a leading retailer in Israel and apioneer of modern food retailing in the region. Blue Square currently operates more than 168 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.BSI.co.il .

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2004.